9800 Fredericksburg Road

San Antonio, Texas 78288

September 19, 2017

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	USAA ETF Trust ("Trust")
	1933	Act Registration No. 333-219187
	1940	Act Registration No. 811-23271

Dear Mr. Williamson:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the "Staff"), which you provided to us on September 5, 2017, regarding the pre-effective amendment no. 1 ("Amendment") to the initial registration statement under the Securities Act of 1933, as amended (the "1933 Act") and Investment Company Act of 1940, as amended (the "1940 Act") of USAA ETF Trust ("Registration Statement"). The initial Registration Statement was filed on July 6, 2017, and the Amendment was filed on August 21, 2017, to register six initial series of the Trust:

USAA MSCI USA Value Momentum Blend Index ETF

USAA MSCI USA Small Cap Value Momentum Blend Index ETF

USAA MSCI International Value Momentum Blend Index ETF

USAA MSCI Emerging Markets Value Momentum Blend Index ETF

(collectively, "Index Funds")

USAA Core Short-Term Bond ETF USAA Core Intermediate-Term Bond ETF

(each of the six ETFs named above, a "Fund," collectively, the "Funds").

We also previously responded to comments on the initial Registration Statement filing on August 18, 2017, which responded to the staff's comments on August 4, 2017 ("Response to Prior Comments"). For your convenience, each of your comments on the Registration Statement as we understand them are repeated below. The Funds' responses immediately follow, with changes in disclosures italicized. Where the response applies to more than one Fund, we have denoted as such.

Responses to Prior Comments

1.Comment: Regarding the Response to Prior Comment No. 2, please confirm that the Adviser does not have any understanding with the index provider with respect to index changes. Additionally, what types of information did the Adviser contribute for the index provider's consideration of the indexes pertaining to each Index Fund ("MSCI Indexes")?

Response: The Adviser confirms that it does not have any understanding with the index provider for the Index Funds regarding index changes. The Adviser suggested the factor combination (value and momentum) and certain implementation considerations, such as turnover and liquidity buffers, regional capping, and rebalance frequency. The index provider, in its sole discretion, determined which suggestions would be

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 19, 2017

incorporated. Indeed, the index provider determined not to incorporate certain suggested components. Furthermore, the starting universe, momentum, and value factor definitions, and certain other rules and components of the MSCI Indexes are existing index provider methodologies that were not modified or were created solely by the index provider.

2.Comment: Regarding the Response to Prior Comment No. 6 and the USAA MSCI USA Value Momentum Blend Index ETF, what information will the Adviser intend to make available to investors, including how and when the information will be available and how frequently the information will be updated? How will the investors be informed about material country, market capitalization, currency, and sector exposures?

Response: The Funds intend to satisfy all disclosure requirements to which they are subject, including delivery of semi-annual reports that show each Fund's investment exposures. We also note that investors will have access to other SEC filings regarding the Funds. We also believe that the prospectus currently discloses the material country, market capitalization, currency and sector exposure risks (where applicable) and meets the requirements of Form N-1A. The Funds will regularly review the disclosure included in the Registration Statement to ensure continued compliance with relevant requirements. Additionally, USAA will publish daily holdings on its website that include security type and percentage weight of net assets information.

3.Comment: Regarding the Response to Prior Comment No. 14, please revise your prospectus to state how a company will be determined to be exposed to a country.

Response: The Funds have moved the following disclosure from the statement of additional information to the investment strategy sections of the statutory prospectuses of the USAA MSCI International Value Momentum Blend Index ETF and USAA MSCI Emerging Markets Value Momentum Blend Index ETF.

The Index Provider determines whether an issuer is located in a particular country by reference to the Index methodology. In general, the Index Provider determines the country classification of a company by the company's country of incorporation and the primary listing of its securities. The Index Provider will classify a company in the country of incorporation if its securities have a primary listing in this country. In some cases, a company may be incorporated in one country while its securities have a primary listing in a different country. In such cases, the Index Provider performs an additional analysis to determine the company's country classification. In addition to the company's country of incorporation and the location of the primary listing, the Index Provider considers a set of criteria, including: (1) the security's secondary listings if any; (2) the geographic distribution of the company's shareholder base; (3) the location of its headquarters; (4) the geographic distribution of its operations (in terms of assets and revenues); (5) the company's history, and (6) the country in which investors consider the company to be most appropriately classified.

Index Funds Form N-1A

4.Comment: Regarding each Index Fund regarding which the market capitalization range of the securities represented in the parent index are provided, is the range consistent with the range of the applicable Index Fund? Also, given the range variance, please disclose additional information about the market capitalization ranges that will be applicable to the index.

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 19, 2017

Response: The market capitalization range of the Parent Index is consistent with the range of the applicable Index for each Fund for which market capitalization range information is provided. In addition, in response to the staff's comment, the Funds have updated the relevant disclosure to disclose the capitalization range for the Index rather than the Parent Index in each case.

Please note that the index provider has updated the range of the MSCI USA Small Cap Select Value Momentum Blend Index; the smallest security as of September 1, 2017, had a market capitalization of approximately $538 million. MSCI has further clarified that any securities that are microcap are explicitly excluded from this Index. Therefore, we have revised the USAA MSCI USA Small Cap Value Momentum Blend Index ETF disclosure from: "As of [date], the market capitalization of the securities in the Parent Index range from $64 million to $8.7 billion." To: "As of [date], the market capitalization of the issuers in the Index ranged from $132 million to $9.9 billion. The range may change from time to time."

Similarly, the index provider has updated the range of the MSCI USA Select Value Momentum Blend Index. Therefore, we have revised the USAA MSCI USA Select Value Momentum Blend Index ETF disclosure from: "As of [date], the market capitalization of the securities in the Parent Index range from approximately $2.6 billion to $780.3 billion." To: "As of [date], the market capitalization of the issuers in the Index ranged from $3.4 billion to $834 billion. The range may change from time to time."

5.Comment: Regarding the USAA MSCI USA Small Cap Value Momentum Blend ETF investment strategy discussion, we note that you provided that "the market capitalization of the issuers in the Index ranged from $64 million to $8.7 billion" in Response to Prior Comment No. 6. We believe the lower range is more consistent with a microcap index than a small cap index. Please provide the basis of your belief that the Fund will be 80% invested in small capitalization issuers. In revising and responding, please provide a reasonable definition of small capitalization issuer.

Response: As stated in response to Comment No. 4, the market capitalization range was amended to at least $538 million, as of September 1, 2017, and the range may change from time to time. We generally view microcap securities as securities that are in the bottom 1% of the free float-adjusted market capitalization of the respective market universe; therefore, the dollar amount associated with microcap securities can change. Small capitalization securities generally are the next 14% of the free float-adjusted market capitalization of the respective market universe. The market cap size segments for each MSCI Index are dynamic and defined based on balancing the principles of achieving consistent market cap coverage, and achieving size integrity. At times, a security may fall below the description of small capitalization securities. If that happens, the security will be removed from the index during the next rebalance. Under these circumstances, we believe that the Fund will have more than sufficient exposure to small-capitalization issuers to satisfy its investment policy to invest at least 80% of its net assets (plus any borrowings for investment purposes, exclusive of collateral held from securities lending) in small-capitalization securities at all times.

6.Comment: Given the lower end of the index includes microcap issuers, please tell us how you determined there would be sufficient trading volume of shares for the arbitrage mechanism to work, particularly as the fund size increases. In this respect, please note our Prior Comment No. 10 and concern with the trading relationship between the Fund's net asset value and market value. Please revise disclosure to provide additional Item 9 disclosure about the liquidity screens used by the Index. In addition, please provide additional support for your statement that "we have analyzed the strategies and potential investments of the Index Funds and believe there will be sufficient liquidity to operate as an exchange traded fund consistent with the exemptive order."

Response: As stated in response to Comment No. 4, the market capitalization range was amended to at least $538 million, as of September 1, 2017, although the range may change from time to time. We believe there

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 19, 2017

will be sufficient trading volume even as fund size increases. Additionally, the Fund may implement sampling as an investment strategy to enhance liquidity of the portfolio. Furthermore, the Funds intend to comply with the generic listing standards, which consider whether the underlying components, when aggregated, provide sufficient liquidity. Lastly, the Funds have further enhanced the risk disclosure for "Small-Capitalization Company Risk," including liquidity risks, as follows:

Small-Capitalization Company Risk: For each Fund, except USAA MSCI USA Value Momentum Blend Index ETF, investments in small-capitalization companies involve greater risks than those associated with larger, more established companies. These securities may be subject to more abrupt or erratic price movements and may lack sufficient market liquidity, making it difficult for a Fund to buy and sell them at the time and price desired, and these issuers often face greater business risks. Small-capitalization companies typically are less financially stable than larger, more established companies, and may depend on a small number of key personnel, making them vulnerable to loss of personnel. These companies also generally have less diverse product lines than larger capitalization companies and are more susceptible to adverse developments related to their products.

The discussion of liquidity filter in the prospectuses of USAA MSCI USA Small Cap Value Momentum Blend Index ETF and USAA MSCI Emerging Markets Value Momentum Blend Index ETF also have been amended to add the following sentence: "Securities generally are filtered by selecting the top 90% by count of securities in the Parent Index, based on the highest 12 month annualized traded value."

We have researched momentum and value strategies in small-capitalization stocks and have disclosed the substantive risks. We also have analyzed the potential controls, such as liquidity buffers and turnover buffers, and MSCI's methodologies, including the liquidity, capacity, and tradeability of their parent indexes.

7.Comment: We note that you state a value score is derived from a company's valuation ratios, e.g. forward share price to earnings, share price to book value, and enterprise value to operating cash flow. Clarify that there are only three ratios, what each ratio is, and how they are determined. Describe what a forward share price is, how it is estimated, by whom, and how far out an estimate will go. Similar information should be provided for the other ratios.

Response: The value score is derived by three valuation ratios: Forward Price to Earnings (Fwd P/E), Enterprise Value/Operating Cash Flows (EV/CFO) and Price to Book Value (P/B). Fwd P/E = current security price / forward 12-month earnings per share. EV/CFO = enterprise value / net cash flow from operations. The ratio is calculated using enterprise value and net cash flow from operations figures as of the fiscal year end. P/B = current security price / latest book value per share. MSCI defines book value as shareholders' equity available to shareholders at the latest period end date excluding minority interest, treasury shares and preferred shares that do not exhibit equity like characteristics. These ratios are calculated by the index provider.

To clarify the ratios, we have amended the Index Funds prospectuses to change the description of Fwd P/W from "forward share price to earnings" to "forward price to earnings."

The Funds believe that including detailed information about these ratios would be confusing to investors and inconsistent with General Instruction C.1.(c) of Form N-1A, which states as follows (emphasis added):

Responses to the Items in Form N-1A should be as simple and direct as reasonably possible and should include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund. The prospectus

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 19, 2017

should avoid: including lengthy legal and technical discussions; simply restating legal or regulatory requirements to which Funds generally are subject; and disproportionately emphasizing possible investments or activities of the Fund that are not a significant part of the Fund's investment operations. Brevity is especially important in describing the practices or aspects of the Fund's operations that do not differ materially from those of other investment companies. Avoid excessive detail, technical or legal terminology, and complex language. Also avoid lengthy sentences and paragraphs that may make the prospectus difficult for many investors to understand and detract from its usefulness.

8.Comment: If material, please describe the country, issuer, or regional caps associated with the indexes.

Response: The indexes used by the Index Funds do not have country or issuer caps. MSCI's Active Regional Upper Capping is applied only to the indexes derived from the MSCI World ex USA and MSCI EM Indexes. The capping rules are designed to limit the defined regions over weights relative to the Parent Index within a threshold of 5%. The USAA MSCI International Value Momentum Blend Index ETF and USAA MSCI Emerging Markets Value Momentum Blend Index ETF disclosures were updated to add the following sentence: "In order to limit over weighting, the Index has a defined a threshold of 5% relative to the Parent Index in geographic regions, as defined by the Index Provider."

USAA Core Short-Term Bond ETF Form N-1A

9.Comment: If derivatives usage is principal investment strategy, please add appropriate risk disclosure.

Response: The USAA Core Short-Bond ETF and USAA Core Intermediate-Term Bond ETF have added the following risk disclosures to the summary and statutory sections of the respective prospectuses.

Derivatives Risk: Derivatives, including swap agreements, options, and futures contracts, may involve risks different from, or greater than, those associated with more traditional investments. In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. As a result of investing in derivatives, the Fund could lose more than the amount it invests. Derivatives may be highly illiquid, and the Fund may not be able to close out or sell a derivative position at a particular time or at an anticipated price. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, the other party to the transaction.

Derivatives Risk: Derivatives, including swap agreements, options, and futures contracts, may involve risks different from, or greater than, those associated with more traditional investments. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset. Risks associated with derivatives include the risk that the derivative is not well-correlated with the security, index, or currency to which it relates; the risk that derivatives used for risk management may not have the intended effects and may result in losses or missed opportunities; the risk that a Fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; the risk of adverse interest rate movements; and the risk that the

Mr. Jay Williamson

U.S. Securities and Exchange Commission

August 19, 2017

derivatives transaction could expose a Fund to the effects of leverage causing the Fund to lose more money than it invested. There is no guarantee that derivatives activities will be employed or that they will work, and their use could lower returns or even losses to the Fund. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund's ability to use certain derivatives or their cost.

Part C

10.Comment: Please re-file the custodial agreement in the appropriate electronic format (searchable).

Response: We have re-filed the Custodian Agreement as requested.

We believe that this information responds to all of your comments. Please call me at (210) 498-0034 or Sonia Kurian at (210) 456-5701 to confirm the adequacy of our responses.

Sincerely,

USAA ETF Trust

By: _____________________

Daniel Mavico, Esq.

Assistant Secretary of the Trust

CC:Sonia Kurian, Esq., USAA Asset Management Company Mark Amorosi, Esq., K&L Gates